EXHIBIT 99.1

FIRST QUARTER 2013

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports strong first quarter results

Announces share repurchase of up to 5 percent

May 9, 2013 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) of $141-million ($0.94 diluted earnings per share) for the first quarter of 2013, compared with net earnings of $155-million in the first quarter of 2012 ($0.97 diluted earnings per share).

The 2013 first quarter results included a $16-million ($0.09 diluted earnings per share) share-based payments expense. Excluding this item, net earnings would have been $153-million ($1.03 diluted earnings per share).1

“The strength in Agrium’s first quarter results clearly demonstrates the benefits and synergies derived from our integrated strategy as we delivered a record $351-million in Adjusted EBITDA2 for the first quarter. This was supported by Wholesale and Retail achieving their second highest first quarter EBITDA on record, despite the late start to the spring season across North America. The continuation of cold, wet weather in April is likely to result in a somewhat compressed spring application season this year. However, we still expect excellent demand for crop inputs in the first half of 2013 given positive grower sentiment and the strength in the agricultural fundamentals. We also generated $355-million in operating cash flow this quarter, an excellent result for a quarter that is traditionally our slowest seasonally,” said Mike Wilson, Agrium President and CEO.

Agrium is providing guidance for the second quarter of 2013 of $4.60 to $5.40 diluted earnings per share. This excludes derivative gains or losses and share-based payments expense in our estimated second quarter results.3

Normal Course Issuer Bid

Agrium’s Board of Directors has authorized the repurchase of up to 5 percent of its currently issued and outstanding common shares through a Normal Course Issuer Bid (the “Bid”) subject to regulatory approvals, including approval from the Toronto Stock Exchange.

“This repurchase program is another example of Agrium’s continuing commitment to providing strong total shareholder returns, as well as our confidence in the outlook for our business. We believe that we can continue to deliver value-added growth across the value chain, while at the same time delivering significant returns of capital to shareholders in the form of both dividends and share repurchases,” said Mr. Wilson.

The Bid is anticipated to commence in May 2013. The shares purchased under the bid will be cancelled. Agrium presently has a total of approximately 149 million shares outstanding. The timing and exact number of shares purchased will be determined at Agrium’s discretion. All repurchases will be made pursuant to applicable regulatory requirements, will be made on the open market and are expected to be funded with cash from operations.

[1]

Realized and unrealized gains on derivative financial instruments (including natural gas and foreign exchange) were offset by an associated loss on foreign exchange related to the Glencore/Viterra transaction. First quarter effective tax rate of 27 percent used for adjusted diluted earnings per share calculation.

[2]

Adjusted EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”), before finance costs, income taxes, depreciation and amortization of joint ventures.

[3]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2013 first quarter Management’s Discussion and Analysis and additional assumptions outlined on the following page.

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 9, 2013

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the first quarter of 2013 (three months ended March 31, 2013) are against results for the first quarter of 2012 (three months ended March 31, 2012). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the Additional and Non-IFRS Financial Measures section of this MD&A.

The following interim MD&A is as of May 9, 2013 and should be read in conjunction with the consolidated interim financial statements for the three months ended March 31, 2013 and 2012, and the annual MD&A included in our 2012 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this MD&A.

The major assumptions made in preparing our second quarter guidance are outlined below and include but are not limited to:

•	North America weather patterns will support normal spring applications;

•	Wholesale realized selling prices through the second quarter of 2013 will approximate current benchmark prices except for selling prices on volumes already committed under programs;

•	North America Wholesale anticipated sales volumes are over 70 percent committed at fixed prices in the second quarter of 2013;

•	North America Wholesale produced fertilizer sales volumes will be higher than sales volumes in the same quarter of 2012;

•	Capacity utilization for Wholesale’s North American facilities is expected to be 90 percent in the second quarter of 2013 compared to 88 percent in the same quarter of 2012;

•	Retail North America fertilizer sales volumes will be higher than in the same quarter of 2012;

•	Retail North America fertilizer margin percentages will be lower than the margin percentages realized in the second quarter of 2012;

•	The average North American realized gas price will not deviate significantly from approximately $3.95 per MMBtu;

•	Guidance issued excluding the second quarter effects of:

•	Share-based payments

•	Gains or losses on hedge positions

•	Results of the pending acquisition of Viterra’s retail agri-business

2013 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Effective January 1, 2013, Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil S.A. (“Profertil”) and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. 2012 figures have been restated and additional information has been provided in the Supplemental Information tables to display the results of our joint ventures. Adjusted EBITDA1 has been added to show our results before finance costs, income taxes, depreciation and amortization of our joint ventures.

Agrium’s 2013 first quarter consolidated net earnings (“net earnings”) were $141-million, or $0.94 diluted earnings per share, compared to net earnings of $155-million, or $0.97 diluted earnings per share, for the same quarter of 2012.

Financial Overview

(millions of U.S. dollars, except per share amounts and where noted)	Three months ended March 31,
	2013	2012	Change	% Change
Sales	3,224	3,571	(347)	(10)
Gross profit	716	785	(69)	(9)
Expenses	484	536	(52)	(10)
Earnings before finance costs and income taxes (“EBIT”)	232	249	(17)	(7)
Net earnings	141	155	(14)	(9)
Diluted earnings per share	0.94	0.97	(0.03)	(3)
Effective tax rate (%)	27	29	N/A	(2)

Sales

Sales decreased by $347-million to $3.2-billion for the first quarter of 2013 compared to the first quarter of 2012 which is comprised of:

•

Retail sales decreased by 13 percent to $2.1-billion compared to the first quarter of 2012 largely due to colder weather and a more typical spring season compared to a historically early spring season in the same quarter of last year;

•

Wholesale sales decreased slightly to $1.1-billion in the first quarter of 2013 from $1.2-billion in the first quarter of 2012 caused by weaker international phosphate prices coupled with lower product purchased for resale sales prices and volumes; and

•	Advanced Technologies (“AAT”) sales remained steady during the first quarter of 2013 at $133-million compared to $135-million in the same period last year.

Gross Profit

Our gross profit for the first quarter of 2013 was $716-million, a decrease of $69-million compared to $785-million in the first quarter of 2012. Performance for the first quarter of 2013 compared to the first quarter of 2012 includes the following:

•	Retail’s gross profit decreased by $51-million for the first quarter of 2013 compared to the first quarter of 2012 driven by a later spring season from colder weather patterns; and

•	Wholesale’s gross profit declined by $18-million to $328-million for the first quarter of 2013, compared to the first quarter of 2012, predominantly resulting from lower phosphate margins.

[1]

Adjusted EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”), before finance costs, income taxes, depreciation and amortization of joint ventures.

Expenses

Expenses decreased $52-million for the first quarter of 2013 compared to the first quarter of 2012 and consists of the following:

•	A $48-million favorable change in share-based payments expense, with $16-million in share-based payments expense in the first quarter of 2013 versus $64-million in the first quarter of 2012; and

•

Other expenses decreased by $45-million, largely due to realized and unrealized gains on foreign exchange derivatives related to our advance of funds to Glencore International plc (“Glencore”) to acquire the majority of the Agri-products Business of Viterra Inc. (“Viterra”), compared to realized losses in the first quarter of 2012. Additionally, there was a favorable change in environmental remediation and asset retirement obligations due to additional expenses incurred in the first quarter of 2012 with no corresponding increase in 2013.

The above decreases were partially offset by a $39-million increase in Retail selling expenses driven by increased operating costs and depreciation and amortization expense resulting from acquisitions of Retail locations in 2012 (see section “Retail” for further discussion).

The following table is a summary of our other expenses (income) for the first quarters of 2013 and 2012, respectively.

	Three months ended March 31,
(millions of U.S. dollars)	2013	2012
Realized (gain) loss on derivative financial instruments	(14)	12
Unrealized (gain) loss on derivative financial instruments	(7)	1
Interest income	(15)	(16)
Foreign exchange loss	18	—
Environmental remediation and asset retirement obligations	1	12
Bad debt expense	5	8
Potash profit and capital tax	4	5
Other	(6)	9

	(14)	31

Effective Tax Rate

The effective tax rate was 27 percent for the first quarter of 2013 compared to 29 percent for the same period last year. The decrease in rate is due to lower income earned in high taxed jurisdictions in 2013.

Retail

Retail’s 2013 first quarter sales were $2.1-billion, a decrease of 13 percent compared to sales of $2.5-billion reported in the same period last year. The decrease was primarily due to a return, comparatively, to a more average seasonal weather pattern in North America than was seen in 2012, when the spring planting season began approximately one month ahead of normal, as well as the impact of severe heat and drought conditions in Australia in the first quarter of 2013. Gross profit was $376-million, compared to the $427-million achieved in the same period last year. Retail reported EBITDA of $25-million in the first quarter of 2013, compared to the record $101-million reported in the first quarter of last year and equal to the second highest first quarter on record of $25-million in 2011.

Crop nutrient sales were $802-million this quarter, compared to $1.0-billion in the first quarter of 2012. The decrease was due to a 23 percent decline in North American crop nutrient sales volumes, as demand in North America returned to a more typical seasonal pattern compared to the same period last year. Gross profit for crop nutrients was $121-million this quarter, a decrease of $34-million compared to the $155-million reported in the first quarter of 2012. Total crop nutrient margins as a percentage of sales were 15 percent in the first quarter of 2013, in-line with the same quarter last year.

Crop protection sales were $786-million in the first quarter of 2013, compared to the $834-million in sales reported in the same period last year. The decrease in sales was driven by lower overall volumes, resulting from the same weather-related factors impacting crop nutrient sales in North America and Australia. Total crop protection gross profit this quarter was $128-million, an increase of $5-million over the $123-million reported in the first quarter of 2012. The increase in gross profit was supported by an increased margin rate in Australia and higher proportional sales volumes of our proprietary crop protection products, as compared to the same period last year. Total crop protection margins as a percentage of sales were 16 percent this quarter, compared to 15 percent in the same period last year.

Seed sales were $285-million in the first quarter of 2013, down from $316-million in the first quarter last year. However, gross profit was $44-million this quarter, in-line with the first quarter of 2012, resulting from demand for higher-margin varieties of seed in response to the drought conditions experienced in the U.S. Cornbelt during 2012. Total seed margins as a percentage of sales were 15 percent in the first quarter of 2013, compared to 14 percent in the same quarter last year.

Sales of merchandise in the first quarter of 2013 were $120-million, compared to $130-million in the same period last year. Gross profit for this product line was $22-million this quarter, similar to the $23-million reported in the first quarter of 2012.

Services and other sales were $146-million this quarter, compared to the $136-million reported in the first quarter of 2012. Gross profit was $61-million in the first quarter of 2013, compared to $82-million for the same period last year. The decrease in gross profit this quarter is primarily attributable to weaker markets for the agency businesses, which are predominantly livestock and wool in our Australian operations, and less application services in North America due to unfavorable weather.

Retail selling expenses for the first quarter of 2013 were $389-million, an increase of $39-million compared to the $350-million reported in the first quarter of last year. The majority of this variance is related to the operating costs and depreciation of retail locations acquired in 2012. Given that the majority of these acquisitions were made in North America, the earnings profile for these locations will be predominantly weighted in the second and fourth quarters of the year. Selling expenses as a percentage of sales were 18.2 percent in the first quarter of 2013, which was a return to a more normal level for a first quarter, compared to the unusually low 14.3 percent reported in the first quarter last year.

Wholesale

Wholesale’s 2013 first quarter sales were $1.1-billion, down slightly from the $1.2-billion reported in the same quarter last year. Gross profit was $328-million this quarter, compared to $346-million in the first quarter of 2012. Wholesale reported EBITDA of $375-million in the first quarter of 2013, which represented the second highest EBITDA on record for a first quarter and an increase over the $363-million in the same period last year. Wholesale’s Adjusted EBITDA, defined as EBITDA before finance costs, income taxes, depreciation, and amortization of our joint ventures (predominantly related to our 50 percent ownership in the Profertil nitrogen facility) was $384-million this quarter, compared to the $362-million reported in the same period last year. Wholesale’s solid results this quarter were supported by higher sales volumes and margins for nitrogen and strong volumes for potash, which were offset by lower pricing for both potash and phosphate products.

Nitrogen gross profit in the first quarter of 2013 was $173-million, a 12 percent increase over the same quarter last year. Nitrogen sales volumes were 746,000 tonnes in the first quarter of 2013, up 2 percent from the same period last year as a result of stronger sales of both urea and nitrogen solutions. This was partially offset by lower ammonia sales volumes, which reflected the impact of unfavorable weather on demand for the spring application season. Realized sales prices for ammonia, nitrates and nitrogen solutions were all stronger than the first quarter last year, while urea was in-line with the same period in 2012. Nitrogen cost of product sold was $279 per tonne this quarter, higher than the $264 per tonne reported in the first quarter of 2012 due primarily to higher natural gas costs. Our average nitrogen gross margins were $231 per tonne this quarter, compared to $213 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $3.33/MMBtu this quarter ($3.54/MMBtu including the impact of realized losses on natural gas derivatives), compared to $2.51/MMBtu for the same period in 2012 ($3.11/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses are included in other expenses and not cost of product sold, thus not being part of the calculation of gross profit. The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2013 was $3.35/MMBtu, compared to $2.77/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.28/MMBtu discount to NYMEX in the first quarter of 2013, comparable to the $0.25/MMBtu differential that existed in the first quarter of 2012.

Potash gross profit for the first quarter of 2013 was $84-million, slightly below the $87-million reported in the same quarter last year. The marginal decrease was driven by lower benchmark and realized sales prices which were largely offset by stronger demand and sales volumes in both the domestic and international markets. Domestic sales volumes were 198,000 tonnes this quarter, compared to 162,000 tonnes in the first quarter of 2012. Similarly, international sales volumes increased to 180,000 tonnes, compared to 117,000 tonnes in the same period last year due primarily to new contracts with India and China being signed. Potash cost of product sold was $183 per tonne this quarter, slightly lower than the $184 per tonne reported in the first quarter of 2012. Gross margin on a per tonne basis was $221 in the first quarter of 2013, compared to the $313 per tonne realized during the same quarter in 2012.

Phosphate gross profit was $37-million in the first quarter of 2013, compared to $63-million in the same quarter last year. This decrease was due primarily to lower realized sales prices and higher costs. Realized phosphate sales prices were $698 per tonne this quarter, a decrease from $780 per tonne in the same period last year, due to weaker global market conditions. Phosphate cost of product sold was $537 per tonne in the first quarter of 2013, compared to $520 per tonne in the same period last year. The increase in cost of product sold was primarily due to higher rock costs in the period as a result of the impending closure of the Kapuskasing mine and the use of imported rock at our Redwater facility. Phosphate sales volumes were 232,000 tonnes in the first quarter of 2013, down slightly from 243,000 tonnes in the first quarter last year due to the later start of spring. On a per tonne basis, gross margin in the first quarter of 2013 decreased to $161 per tonne, compared to $260 per tonne in the same period last year.

Product purchased for resale gross profit was $6-million this quarter, compared to $11-million in the first quarter of 2012. The decrease was primarily due to lower sales volumes and margins as a result of the delayed spring season. Gross profit on ammonium sulfate was similar to the same period last year, as slightly lower volumes were partially offset by higher per tonne margins this quarter.

Wholesale expenses in the first quarter of 2013 were $1-million, compared to $17-million in the first quarter of 2012. The decrease in expenses this quarter was driven primarily by an $11-million increase in mark-to-market gains on natural gas derivatives, resulting from the increase in benchmark natural gas prices.

Advanced Technologies

AAT gross profit was $26-million in the first quarter of 2013, an increase of 24 percent over the $21-million reported in the same period last year. EBITDA was $6-million in the first quarter, a significant increase over the $2-million reported in the same period last year. The year-over-year improvement was primarily due to stronger Environmentally Smart Nitrogen (“ESN”) volumes and margins. Incremental production at our New Madrid facility, following the expansion project completed in the second half of 2012, contributed to the increased volumes. This more than offset the impact of the delayed start to the spring application season, compared to the early start last year.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2013 was a loss of $64-million, compared to a loss of $128-million for the first quarter of 2012. The favorable change was primarily driven by a $48-million decrease in share-based payments expense, where there was a $16-million charge in the first quarter of 2013 compared to a $64-million charge in the same quarter of 2012. This was largely caused by a slight depreciation of our share price during the first quarter of 2013 versus a larger appreciation of our share price during the first quarter of 2012.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the three-month period ended March 31, 2013 compared to December 31, 2012.

(millions of U.S. dollars, except as noted)	March 31, 2013	December 31, 2012	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	585	658	(73)	(11%)	See discussion under the section “Liquidity and Capital Resources”
Accounts receivable	2,395	2,224	171	8%	Increased Retail North American and Australian trade receivables and vendor rebates due to seasonality of sales and collections
Income taxes receivable	103	32	71	222%	Canadian and U.S. tax payments made exceeded the first quarter tax provision for Canada and the U.S.
Inventories	4,604	3,094	1,510	49%	Seasonal Retail inventory build-up in preparation for the spring season
Advance on acquisition of Viterra Inc.	1,774	1,792	(18)	(1%)	–
Prepaid expenses and deposits	544	740	(196)	(26%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season
Current liabilities
Short-term debt	1,370	1,314	56	4%	Increased European facilities for working capital needs
Accounts payable	5,259	3,479	1,780	51%	Retail inventory purchases and customer prepayments made in anticipation of the spring season
Income taxes payable	—	137	(137)	(100%)	Final payment of the 2012 Canadian taxes in the first quarter of 2013
Current portion of long-term debt	478	518	(40)	(8%)	–
Current portion of other provisions	103	108	(5)	(5%)	–

Working capital	2,795	2,984	(189)	(6%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2013	2012	Change
Cash provided by operating activities	355	634	(279)
Cash used in investing activities	(382)	(273)	(109)
Cash (used in) provided by financing activities	(39)	21	(60)
Effect of exchange rate changes on cash and cash equivalents	(7)	5	(12)

(Decrease) increase in cash and cash equivalents	(73)	387	(460)

The sources and uses of cash for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 are summarized below:

Cash provided by operating activities – Drivers behind the $279-million source of cash decrease

Use of cash

•    $249-million decrease in cash flow from non-cash working capital. The decrease was primarily driven by a significant increase in inventory offset by a lower increase in receivables during the first three months of 2013 versus the first three months of 2012.

Cash used in investing activities – Drivers behind the $109-million use of cash increase

Source of cash	• $35-million decrease for acquisitions due to fewer Retail tuck-in acquisitions occurring during the first three months of 2013 versus the first three months of 2012.

Use of cash	• $137-million increase in capital expenditures primarily related to the Vanscoy potash expansion project.

Cash (used in) provided by financing activities – Drivers behind the $60-million use of cash increase

Use of cash

•    $39-million increase in dividends paid during the first three months of 2013 as compared to the first three months of 2012 resulting from more than doubling the dividends declared in December 2012 compared to those declared in December 2011.

•    $41-million repayment of long-term debt during the first three months of 2013.

Capital Expenditures

	March 31,
(millions of U.S. dollars)	2013	2012
Sustaining capital	98	124
Investing capital	248	85

Total	346	209

Our investing capital expenditures increased in the first quarter of 2013 compared to the first quarter of 2012 due to continued activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt at March 31, 2013 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2016	1,600	529	1,071
European facilities expiring 2013	335	94	241
South American facilities expiring 2013—2014	79	21	58

	2,014	644	1,370

Outstanding letters of credit		119

Remaining capacity available		525

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at April 30, 2013 was approximately 149 million. At April 30, 2013, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately nil.

SELECTED QUARTERLY INFORMATION *

(millions of U.S. dollars, except per share amounts)	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Sales	3,224	3,157	2,832	6,772	3,571	3,177	3,141	6,198
Gross profit	716	987	739	1,851	785	1,045	888	1,675
Net earnings from continuing operations	141	354	129	860	155	327	293	728
Net earnings	141	354	129	860	155	193	293	718
Earnings per share from continuing operations
-basic	0.94	2.34	0.80	5.44	0.97	2.05	1.86	4.61
-diluted	0.94	2.34	0.80	5.44	0.97	2.04	1.85	4.60
Earnings per share
-basic	0.94	2.34	0.80	5.44	0.97	1.20	1.86	4.55
-diluted	0.94	2.34	0.80	5.44	0.97	1.20	1.85	4.54

*	2012 results have been restated to reflect the adoption of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures. 2011 results have not been restated.

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITION

As described in our annual MD&A included in our 2012 Annual Report, we have agreed to purchase certain agri-products assets of Viterra from Glencore which acquired Viterra on December 17, 2012. Our purchase price, subject to adjustments, for the agri-products assets is Cdn$1.775-billion, including Viterra’s 34 percent interest in a nitrogen facility located in Medicine Hat. On April 30, 2013, CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat nitrogen facility, acquired Viterra’s 34 percent interest from Glencore (the “CF transaction”). Following closing of the CF transaction, we received Cdn$939-million. This is subject to adjustment for final determinations of amounts in accordance with our agreement with Glencore. Our acquisition of the agri-products assets from Viterra is subject to regulatory approval which we expect to obtain late in the second quarter or early in the third quarter of 2013. Refer to note 4 of the Summarized Notes to the Consolidated Interim Financial Statements for further information.

NORMAL COURSE ISSUER BID

Agrium’s Board of Directors has authorized a normal course issuer bid under which it may purchase for cancellation up to 5 percent of its currently issued and outstanding common shares subject to regulatory approvals, including approval by the Toronto Stock Exchange. Refer to note 10 of the Summarized Notes to the Consolidated Interim Financial Statements for further information.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT, EBITDA and Adjusted EBITDA. We consider EBIT, EBITDA and Adjusted EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA and Adjusted EBITDA are not recognized measures under IFRS, and our method of calculation may not be comparable to other companies. Similarly, these measures should not be used as alternatives to net earnings as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

The following table is a reconciliation of EBIT, EBITDA and Adjusted EBITDA to net earnings as determined in accordance with IFRS:

	Three months ended March 31, 2013					Three months ended March 31, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	25	384	6	(64)	351	101	362	2	(128)	337
Equity accounted joint ventures:
Finance costs and income taxes	—	7	—	—	7	—	(3)	—	—	(3)
Depreciation and amortization	—	2	—	—	2	—	2	—	—	2

EBITDA	25	375	6	(64)	342	101	363	2	(128)	338
Depreciation and amortization	53	48	6	3	110	44	34	7	4	89

EBIT	(28)	327	—	(67)	232	57	329	(5)	(132)	249

Finance costs related to long-term debt					(22)					(22)
Other finance costs					(18)					(10)
Income taxes					(51)					(62)

Net earnings					141					155

Supplemental Information 5, Selected Financial Measures, also provides certain ratios that are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Ratio definitions are provided on Supplemental Information 6, Accompanying Notes to Supplemental Information 5. Return on operating capital employed, return on capital employed, and average non-cash working capital to sales presented in Supplemental Information 5 are measures classified as additional IFRS financial measures, where they reflect Consolidated Agrium. We consider these measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report. Since the date of our 2012 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013 Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. Refer to note 3 of the Summarized Notes to the Consolidated Financial Statements for further information.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 – 77 in our 2012 Annual Report has not changed materially since December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2012 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The fundamentals for crop input demand remain strong, but cold and wet weather across most of North America and Europe this spring has resulted in a delayed spring application season in these regions. Excessive moisture and cool temperatures in the first quarter of 2013 have also delayed winter crop development, potentially limiting winter wheat crop yields in Europe. In the U.S., analysts expect that the cold weather received in the Southern Plains may negatively impact wheat yields. Additionally, drought conditions in Australia are expected to impact wheat and other crop yields there. While global crop prices have declined in recent months, particularly as soybean and corn crops in South America matured with higher acreage and good crop yields, grower cash margins remain at historically high levels and crop input costs remain at very attractive levels relative to crop prices.

Looking ahead in 2013, we expect the robust fundamentals to support strong demand for crop inputs as growers seek to increase crop yields through utilizing top seed genetics, crop protection products and crop nutrients. U.S. corn and soybean area is projected to be a record for the seventh consecutive year in 2013, supporting strong demand for seed. Demand for crop protection products, most notably fungicides, is projected to improve in 2013 under more normal growing conditions this summer. Depending on delays in crop development, crop protection applications may be delayed, but a compressed season may support demand for custom application services and could push demand for some products and services into the third quarter.

Nitrogen prices have declined over the past two months, driven in part by a delayed start to the spring application season in the Northern Hemisphere. In the U.S., urea buyers were well-positioned entering the spring season, although the compressed season could lead to increased in-season demand for urea and UAN, displacing pre-plant ammonia. Indian demand is expected to continue to be strong in 2013/14, but will rely on the rainfall during the monsoon season. Analysts are also projecting that Brazil will import a record volume of urea in 2013. Chinese urea exports will be an important driver in the second half of 2013. Chinese exports will depend on Chinese domestic market conditions, raw material costs and global demand, but are expected to be similar to slightly higher in the second half of 2013 than the same period last year. There were a few new urea export projects scheduled to come on stream in the first half of 2013, but all have experienced delays. Projects in Algeria have been stalled due to delays in the issuance of export permits, while technical problems have delayed the start of the plant in Abu Dhabi.

Solid demand for MAP and DAP in the Americas have kept the supply/demand balance in check despite India having only made minor spot purchases in 2013. Now that the Nutrient Based Subsidy (“NBS”) levels have been set for the 2013/14 agricultural year in India, there should be better visibility for buyers to contract supply. Thus the potential exists for improved Indian import demand by late in the second quarter of 2013, although total Indian imports in 2013/14 may decline from 2012/13 levels. The Chinese government loosened export restrictions on phosphates for 2013, meaning exporters will have an extra 15 days to export product under the low tax window, which runs from May 16 through October 15 in 2013. However, Chinese DAP/MAP exports in 2013 are projected to be relatively flat to 2012 levels.

Potash prices have been relatively stable over the past couple of months. Brazilian potash imports were up 24 percent year-over-year in the first quarter of 2013. North American potash shipments have also been robust to begin 2013, but the application season has been delayed due to the wet weather. Chinese potash imports trailed 2012 levels by 12 percent for the first quarter of 2013. Analysts expect Chinese imports to increase in 2013 from 2012 levels, but there remains uncertainty as new supply agreements will have to be completed for the second half of the year. Indian buyers have purchased a large proportion of their 2013/14 needs, but the timing on deliveries and further purchases will depend on the demand growth within India. Globally, supplies of potash remain comfortable. The Fertilizer Institute reported that North American potash inventories in March 2013 were 4 percent lower than the same month in 2012, but remained 34 percent above the five year average.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the proposed acquisition of the Agri-products Business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with Agrium’s proposed acquisition of the Agri-products Business of Viterra including that completion of the acquisition of the assets proposed to be purchased by Agrium as well as the timing thereof is dependent on the receipt of the necessary regulatory approvals and the satisfaction of other conditions precedent to closing and there can be no assurances that such regulatory approvals will be received, and that the other conditions to closing will be satisfied, in a timely fashion, or at all; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets.

The purpose of our guidance for the second quarter of 2013 included herein is to assist readers in understanding our expected and targeted financial results and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2013 1st Quarter Conference Call will be available in a listen-only mode beginning Thursday, May 9, 2013 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2013	2012 Restated (note 3)
Sales	3,224	3,571
Cost of product sold	2,508	2,786

Gross profit	716	785
Expenses
Selling	409	369
General and administrative	102	157
Earnings from associates and joint ventures	(13)	(21)
Other (income) expenses (note 5)	(14)	31

Earnings before finance costs and income taxes	232	249
Finance costs related to long-term debt	22	22
Other finance costs	18	10

Earnings before income taxes	192	217
Income taxes	51	62

Net earnings	141	155

Attributable to:
Equity holders of Agrium	141	153
Non-controlling interest	—	2

Net earnings	141	155

Earnings per share attributable to equity holders of Agrium (note 6)

Basic earnings per share	0.94	0.97
Diluted earnings per share	0.94	0.97

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended
	March 31,
	2013	2012
Net earnings	141	155
Other comprehensive (loss) income
Items that may be reclassified to earnings
Foreign currency translation
(Losses) gains	(24)	35
Associates and joint ventures	1	—

Other comprehensive (loss) income	(23)	35

Comprehensive income	118	190

Attributable to:
Equity holders of Agrium	118	189
Non-controlling interest	—	1

Comprehensive income	118	190

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2013	2012 Restated (note 3)
Operating
Net earnings	141	155
Items not affecting cash
Depreciation and amortization	110	89
Earnings from associates and joint ventures	(13)	(21)
Share-based payments	16	64
Unrealized (gain) loss on derivative financial instruments	(7)	1
Unrealized foreign exchange loss (gain)	16	(6)
Deferred income taxes	—	6
Other	7	12
Dividends from associates and joint ventures	1	1
Net changes in non-cash working capital	84	333

Cash provided by operating activities	355	634

Investing
Acquisitions, net of cash acquired	(34)	(69)
Capital expenditures	(346)	(209)
Investments in associates and joint ventures	—	10
Purchase of investments	(8)	(2)
Other	(8)	(6)
Net changes in non-cash working capital	14	3

Cash used in investing activities	(382)	(273)

Financing
Short-term debt	65	43
Long-term debt issued	10	7
Repayment of long-term debt	(41)	—
Dividends paid	(75)	(36)
Shares issued	2	7

Cash (used in) provided by financing activities	(39)	21

Effect of exchange rate changes on cash and cash equivalents	(7)	5

(Decrease) increase in cash and cash equivalents	(73)	387
Cash and cash equivalents – beginning of period (note 3)	658	1,287

Cash and cash equivalents – end of period	585	1,674

Included in operating activities
Interest paid	56	44
Interest received	15	16
Income taxes paid	255	64
Included in investing activities
Interest paid	9	4

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	March 31,		December 31,	January 1,
	2013	2012 Restated (note 3)	2012 Restated (note 3)	2012 Restated (note 3)
ASSETS
Current assets
Cash and cash equivalents	585	1,674	658	1,287
Accounts receivable	2,395	2,555	2,224	1,941
Income taxes receivable	103	89	32	138
Inventories	4,604	3,802	3,094	2,913
Advance on acquisition of Viterra Inc. (note 4)	1,774	—	1,792	—
Prepaid expenses and deposits	544	309	740	636
Assets of discontinued operations	—	37	—	70

	10,005	8,466	8,540	6,985
Property, plant and equipment (note 10)	3,705	2,683	3,484	2,335
Intangibles	616	693	636	678
Goodwill	2,356	2,282	2,349	2,277
Investments in associates and joint ventures	645	563	627	522
Other assets	113	47	99	97
Deferred income tax assets	89	66	70	63

	17,529	14,800	15,805	12,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 7)	1,370	246	1,314	200
Accounts payable	5,259	4,394	3,479	2,927
Income taxes payable	—	1	137	64
Current portion of long-term debt (note 7)	478	50	518	20
Current portion of other provisions	103	78	108	68
Liabilities of discontinued operations	—	35	—	53

	7,210	4,804	5,556	3,332
Long-term debt (note 7)	2,078	2,040	2,069	2,062
Provisions for post-employment benefits	185	195	184	192
Other provisions	422	472	413	299
Other liabilities	78	60	79	58
Deferred income tax liabilities	594	604	584	586

	10,567	8,175	8,885	6,529

Shareholders’ equity
Share capital	1,892	2,001	1,890	1,994
Retained earnings	5,019	4,573	4,955	4,420
Accumulated other comprehensive income (note 9)	48	46	71	10

Equity holders of Agrium	6,959	6,620	6,916	6,424
Non-controlling interest	3	5	4	4

Total equity	6,962	6,625	6,920	6,428

	17,529	14,800	15,805	12,957

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	153	—	153	2	155
Other comprehensive income, net of tax
Foreign currency translation	—	—	—	36	36	(1)	35

Comprehensive income, net of tax	—	—	153	36	189	1	190
Share-based payment transactions	—	7	—	—	7	—	7

March 31, 2012	158	2,001	4,573	46	6,620	5	6,625

December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

Net earnings	—	—	141	—	141	—	141
Other comprehensive income (loss), net of tax
Foreign currency translation	—	—	—	(24)	(24)	—	(24)
Associates and joint ventures	—	—	—	1	1	—	1

Comprehensive income (loss), net of tax	—	—	141	(23)	118	—	118
Dividends	—	—	(75)	—	(75)	—	(75)
Non-controlling interest transactions	—	—	(2)	—	(2)	(1)	(3)
Share-based payment transactions	—	2	—	—	2	—	2

March 31, 2013	149	1,892	5,019	48	6,959	3	6,962

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

•	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 8, 2013. We prepared these interim financial statements in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2012 Annual Report, available at www.agrium.com.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Significant Accounting Policies

Except as described below, the accounting policies applied in this consolidated interim financial report are the same as those applied by Agrium in our 2012 Annual Report. The following changes in accounting policies will be reflected in our 2013 Annual Report.

Standard/ Interpretation	Description	Date and method of adoption	Impact
IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting.	January 1, 2013; in accordance with IFRS 11	See note 3 for impact on adoption.
IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We will add disclosures about our interests in other entities on adoption in our annual financial statements.
IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	There has been no material impact on adoption.
IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We eliminated the corridor approach on adoption of IFRS. The balance of requirements have been adopted in 2013 with no material impact. We will provide new disclosures required by IAS 19 in our annual financial statements.
IFRS 7	Offsetting Financial Assets and Liabilities contains new disclosure requirements for amounts offset or subject to master netting arrangements.	January 1, 2013	There has been no material impact on adoption.
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset, and how that asset should be measured.	January 1, 2013	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

3.	Impact of Application of IFRS 11

Upon the application of IFRS 11, effective January 1, 2013 and with retrospective application to January 1, 2012, we reviewed and assessed the legal form and terms of contracts of our investments in joint arrangements. The application of IFRS 11 has changed the classification and subsequent accounting of our investment in Profertil S.A. and other joint arrangements, previously accounted for using the proportionate consolidation method. Under IFRS 11, Profertil S.A. and other joint arrangements are classified as joint ventures and our interest is accounted for using the equity method.

Impact of IFRS 11 on net earnings	Three months ended March 31,
2012
Decrease in sales	(58)
Decrease in cost of product sold	(43)

Decrease in gross profit	(15)
Decrease in selling and general and administrative expenses	(3)
Increase in income taxes	3
Increase in earnings from associates and joint ventures	(15)

Impact on net earnings	—

Impact of IFRS 11 on assets and liabilities	March 31, 2012			December 31, 2012
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Current assets	8,644	(178)	8,466	8,712	(172)	8,540
Property, plant and equipment	2,886	(203)	2,683	3,698	(214)	3,484
Investments in associates and joint ventures	381	182	563	382	245	627
Other assets	48	(1)	47	130	(31)	99
Current liabilities	4,925	(121)	4,804	5,647	(91)	5,556
Long-term debt	2,074	(34)	2,040	2,115	(46)	2,069
Other liabilities	62	(2)	60	80	(1)	79
Deferred income tax liabilities	647	(43)	604	618	(34)	584

Cash and cash equivalents	1,752	(78)	1,674	726	(68)	658

Impact of IFRS 11 on assets and liabilities	January 1, 2012
	As previously reported	Adjustments	As restated
Current assets	7,137	(152)	6,985
Property, plant and equipment	2,533	(198)	2,335
Investments in associates and joint ventures	355	167	522
Current liabilities	3,427	(95)	3,332
Long-term debt	2,098	(36)	2,062
Other liabilities	59	(1)	58
Deferred income tax liabilities	637	(51)	586

Cash and cash equivalents	1,346	(59)	1,287

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Impact of IFRS 11 on cash flows	Three months ended March 31,
2012
Decrease in cash provided by operating activities	(28)
Decrease in cash used in investing activities	9

4.	Business Acquisition

As described in our 2012 Annual Report, we have agreed to acquire certain agri-products assets of Viterra Inc. (“Viterra”) from Glencore International plc (“Glencore”) which acquired Viterra on December 17, 2012. Our purchase price, subject to adjustments, for the agri-products assets is Cdn$1.775-billion, including Viterra’s 34 percent interest in a nitrogen facility located in Medicine Hat. On April 30, 2013, CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, acquired Viterra’s 34 percent interest from Glencore (the “CF transaction”). Following closing of the CF transaction, we received Cdn$939-million, which is subject to adjustment for final determinations of amounts in accordance with our agreement with Glencore. Our acquisition of the agri-products assets from Viterra is subject to regulatory approval.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance, adjusted for foreign exchange translation at March 31, 2013 is $1.774-billion (December 31, 2012 – $1.792-billion). We will apply the amount received from the CF transaction to reduce this advance. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by: i) the transfer of the agri-products assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and ii) cash payments for an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from the business assets, working capital and other adjustments.

5.	Other Expenses

Other expenses	Three months ended March 31,
	2013	2012 Restated (note 3)
Realized (gain) loss on derivative financial instruments	(14)	12
Unrealized (gain) loss on derivative financial instruments	(7)	1
Interest income	(15)	(16)
Foreign exchange loss	18	—
Environmental remediation and asset retirement obligations	1	12
Bad debt expense	5	8
Potash profit and capital tax	4	5
Other	(6)	9

	(14)	31

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Earnings per Share

Attributable to equity holders of Agrium	Three months ended March 31,
	2013	2012
Numerator
Net earnings for the period	141	153
Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	149	158

7.	Debt

	March 31,			December 31,
	2013			2012 Restated (note 3)
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	529	1,071	1,100
European facilities expiring 2013	335	94	241	192
South American facilities expiring 2013 - 2014	79	21	58	22

	2,014	644	1,370	1,314

Outstanding letters of credit		119

Remaining capacity available		525

Long-term debt
Floating rate bank loans due 2013 - 2015			76	106
Floating rate bank loans due 2013			460	460
7.7% debentures due 2017			100	100
6.75% debentures due 2019			500	500
3.15% debentures due 2022			500	500
7.8% debentures due 2027			125	125
7.125% debentures due 2036			300	300
6.125% debentures due 2041			500	500
Other			18	21

			2,579	2,612
Unamortized transaction costs			(23)	(25)
Current portion of long-term debt			(478)	(518)

			2,078	2,069

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
March 31, 2013
Fair value through profit or loss
Cash and cash equivalents	585	—	585
Foreign exchange derivative financial instruments	(1)	—	(1)
Gas and power derivative financial instruments	(10)	7	(3)
Available for sale	41	—	41

March 31, 2012
Fair value through profit or loss
Cash and cash equivalents	1,674	—	1,674
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas and power derivative financial instruments	(37)	8	(29)
Available for sale	24	—	24

December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	658	—	658
Foreign exchange derivative financial instruments	—	4	4
Gas and power derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40

We determine fair value for financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. Fair value for financial instruments classified as Level 2 is estimated using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques that are based on industry-accepted third-party models, which make maximum use of market-based inputs.

We determine the fair value of foreign exchange derivative contracts using the income approach. We determine the fair value of gas and power derivative contracts using the market approach. Inputs to fair value determinations include, but are not limited to, current spot prices and forward pricing curves for natural gas and power, current published interest rates and foreign currency exchange rates, market volatility, our own credit risk and counterparty credit risk.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended March 31, 2013 (March 31, 2012 – no transfers). We do not measure any of our financial instruments using Level 3 inputs.

Fair value and carrying value of long-term debt	March 31, 2013
	Fair value	Carrying value
Long-term debt
Debentures – amortized cost	2,309	2,025
Floating rate debt – amortized cost	53	53

	2,362	2,078

Fair value of long-term debt is determined based on comparable debt instruments. Carrying value of floating rate debt and all other financial instruments approximates fair value due to the short-term nature of the instruments.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Associates and joint ventures	Total accumulated other comprehensive income
December 31, 2011	(1)	11	—	10

Gains	—	36	—	36

March 31, 2012	(1)	47	—	46

December 31, 2012	—	74	(3)	71

(Losses) gains	—	(24)	1	(23)

March 31, 2013	—	50	(2)	48

10.	Additional Information

Property, plant and equipment

During the three months ended March 31, 2013, we added $219-million to assets under construction at our Vanscoy Potash facility.

Dividends

March 31,
2013
Declared			Paid to	Total
Effective	Per share	Total	Shareholders
December 14, 2012	0.50	NA	January 17, 2013	75
February 22, 2013	0.50	75	April 18, 2013	NA

Share capital

The Board of Directors granted 188,310 Performance Share Units on January 1, 2013 and 395,759 Tandem Stock Appreciation Rights with a grant price of $101.13 on February 25, 2013 to officers and employees.

Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

Normal course issuer bid

Agrium’s Board of Directors has authorized a normal course issuer bid under which it may purchase for cancellation up to 5 percent of its currently issued and outstanding common shares, subject to regulatory approvals, including approval from the TSX. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors. We anticipate the normal course issuer bid will commence in May 2013 and will expire after a twelve month period.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	Operating Segments

	Three months ended March 31,
	2013	2012 Restated (note 3)
Sales
Retail
Crop nutrients	802	1,035
Crop protection products	786	834
Seed	285	316
Merchandise	120	130
Services and other	146	136

	2,139	2,451

Wholesale
Nitrogen	382	348
Potash	152	139
Phosphate	162	189
Product purchased for resale	352	398
Ammonium sulfate and other	80	79

	1,128	1,153

Advanced Technologies	133	135

Other	(176)	(168)

	3,224	3,571

Inter-segment sales
Retail	4	6
Wholesale	164	136
Advanced Technologies	8	26

	176	168

Net earnings
Retail	(28)	57
Wholesale	327	329
Advanced Technologies	—	(5)
Other	(67)	(132)

Earnings before finance costs and income taxes	232	249
Finance costs related to long-term debt	22	22
Other finance costs	18	10

Earnings before income taxes	192	217
Income taxes	51	62

Net earnings	141	155

	March 31,	December 31,
	2013	2012 Restated (note 3)
Total assets
Retail	9,701	8,338
Wholesale	4,594	4,181
Advanced Technologies	555	545
Other	2,679	2,741

	17,529	15,805

AGRIUM INC.

Supplemental Information 1

Results by Segment

(Unaudited - millions of U.S. dollars)

	Three months ended March 31,
	2013
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	2,135	964	125	—	3,224
- inter-segment	4	164	8	(176)	—

Total sales	2,139	1,128	133	(176)	3,224
Cost of product sold	1,763	800	107	(162)	2,508

Gross profit	376	328	26	(14)	716

Gross profit (%)	18	29	20		22

Selling	389	10	14	(4)	409
General and administrative	25	15	13	49	102
(Earnings) loss from associates and joint ventures	(1)	(14)	1	1	(13)
Other (income) expenses	(9)	(10)	(2)	7	(14)

EBIT (1)	(28)	327	—	(67)	232
EBITDA (2)	25	375	6	(64)	342
Adjusted EBITDA(2)	25	384	6	(64)	351

	Three months ended March 31,
	2012 (3)
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	2,445	1,017	109	—	3,571
- inter-segment	6	136	26	(168)	—

Total sales	2,451	1,153	135	(168)	3,571
Cost of product sold	2,024	807	114	(159)	2,786

Gross profit	427	346	21	(9)	785

Gross profit (%)	17	30	16		22

Selling	350	9	13	(3)	369
General and administrative	30	11	13	103	157
Earnings from associates and joint ventures	(2)	(16)	(1)	(2)	(21)
Other (income) expenses	(8)	13	1	25	31

EBIT (1)	57	329	(5)	(132)	249
EBITDA (2)	101	363	2	(128)	338
Adjusted EBITDA(2)	101	362	2	(128)	337

(1)	Earnings (loss) before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 2

Product Lines

(Unaudited - millions of U.S. dollars)

	Three months ended March 31,
	2013			2012 (3)
	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit
Retail (2)
Crop nutrients	802	681	121	1,035	880	155
Crop protection products	786	658	128	834	711	123
Seed	285	241	44	316	272	44
Merchandise	120	98	22	130	107	23
Services and other	146	85	61	136	54	82

	2,139	1,763	376	2,451	2,024	427

Wholesale
Nitrogen	382	209	173	348	193	155
Potash	152	68	84	139	52	87
Phosphate	162	125	37	189	126	63
Product purchased for resale	352	346	6	398	387	11
Ammonium sulfate and other	80	52	28	79	49	30

	1,128	800	328	1,153	807	346

Advanced Technologies
Turf and ornamental	69	58	11	79	66	13
Agriculture	64	49	15	56	48	8

	133	107	26	135	114	21

Other inter-segment eliminations	(176)	(162)	(14)	(168)	(159)	(9)

Total	3,224	2,508	716	3,571	2,786	785

Wholesale equity accounted joint venture results:
Nitrogen	39	24	15	36	24	12
Product purchased for resale	31	30	1	23	22	1

	70	54	16	59	46	13

Total Wholesale including equity accounted joint ventures	1,198	854	344	1,212	853	359

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $566-million (2012 - $585-million) and gross profit was $98-million (2012 - $109-million) for the three months ended March 31.
(3)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 3

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended March 31,
	2013					2012 (1)
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	1,061	580			1,381	609
International	347	539			330	588

Total crop nutrients	1,408	570	484	86	1,711	605	514	91

Wholesale
Nitrogen
Domestic
Ammonia	193	606			226	519
Urea	322	543			271	542
Other	231	386			231	359

Total nitrogen	746	510	279	231	728	477	264	213

Potash
Domestic	198	473			162	570
International	180	327			117	397

Total potash	378	404	183	221	279	497	184	313

Phosphate	232	698	537	161	243	780	520	260
Product purchased for resale	763	462	454	8	828	482	469	13
Ammonium sulfate	72	434	186	248	86	420	199	221
Other	94				80

Total Wholesale	2,285	494	350	144	2,244	514	360	154

Wholesale equity accounted joint venture results:
Nitrogen
International	78	496	299	197	77	474	313	161
Product purchased for resale	79	389	381	8	61	371	352	19

	157	442	340	102	138	428	330	98

Total Wholesale including equity accounted joint ventures	2,442	490	349	141	2,382	509	358	151

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization in Cost of Product Sold

(Unaudited - millions of U.S. dollars)

	Three months ended
	March 31,
	2013	2012 (1)
Retail	1	1

Wholesale
Nitrogen	15	14
Potash	11	6
Phosphate	14	12
Ammonium sulfate and other	1	1

	41	33

Advanced Technologies	3	4

Total	45	38

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Unaudited - millions of U.S. dollars, unless otherwise stated)

	Rolling four quarters ended March 31,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Return on operating capital employed (%)	15	24	16	27

Return on capital employed (%)	8	17	8	18

Average non-cash working capital to sales (%)	20	16	21	17

Operating coverage ratio (%)	72	49	72	49

EBITDA to sales (%)	8	16	8	16

	March 31,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Non-cash working capital	1,810	2,284	1,823	2,282

Domestic measures	Rolling four quarters ended March 31,
	2013		2012
	Retail		Retail
Return on operating capital employed (%)	21		20

Return on capital employed (%)	10		10

EBITDA to sales (%)	9		9

(1)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these supplemental non-IFRS measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period to period as well as to peers and industry averages. Refer to Supplemental Information 6 for further explanations.
(2)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 6

Accompanying Notes to Supplemental Information

IFRS Financial Measure	Definition
Average non-cash working capital to sales	Rolling four quarter average non-cash working capital divided by sales.

Operating coverage ratio	Selling, general and administrative expenses, earnings from associates and joint ventures and other expenses, divided by gross profit.

Non-cash working capital	Current assets less current liabilities, excluding cash and cash equivalents, advance on acquisition of Viterra Inc., short-term debt, current portion of long-term debt and current assets and liabilities of discontinued operations.

	Definition	Usefulness of Additional or Non-IFRS Financial Measure
Additional IFRS Financial Measure
Return on operating capital employed: Consolidated Agrium	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed: Consolidated Agrium	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.
Non-IFRS Financial Measure
Return on operating capital employed: Retail, Retail domestic	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed: Retail, Retail domestic	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.

EBITDA to sales	Earnings (loss) before finance costs, income taxes, depreciation and amortization divided by sales.	Used to measure operating performance earnings and cash flow we generate from each dollar of sales.

EBITDA	Earnings (loss) before finance costs, income taxes, depreciation and amortization.	Used to measure operating performance.

Adjusted EBITDA	Earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.	Used to measure operating performance.